Exhibit (a)(10)

Canada Southern Petroleum Ltd. Annual General Meeting June 8, 2006

CAUTION REGARDING FORWARD LOOKING STATEMENTS This presentation contains certain forward-looking statements relating, but not limited, to the operations, financial performance, business prospects and strategies of the Company, as well as the unanimous recommendation of the Board of Directors of Canada Southern that Shareholders reject the Petro-Canada Offer and not tender their common Shares to the Petro-Canada offer and the reasons for the Board's recommendation. These forward looking statements are the Company's based on expectations, estimates and projections as of the date of this presentation. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or possibilities. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to: current and future prices of natural gas and oil; estimates of natural gas reserves and resources and future production; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; estimated amounts of timing of capital expenditures; future development of Canada Southern's assets (including its Arctic and future Arctic Island natural gas and LNG development) and projects; exchange rates; the prospect of a superior or alternative proposal or other strategic alternative to the Petro-Canada Offer emerging; the significant costs associated with the exploration and development of the properties on which the Company has interests in particular the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry over capacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves and resource estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets. See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2005 Annual Information Form. Statements relating to "reserves and resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described can be profitably produced in the future. We caution that the foregoing list of important factors is not exhaustive. We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information, except in accordance with applicable securities laws. Cautionary Statement Regarding Disclosure of Certain Natural Gas Reserves and Resources Information This presentation includes certain estimates of natural gas resources and reserves in the Canadian Arctic contained in historical third party reports as well as Canada Southern's estimates of the quantities of Canada Southern's discovered marketable natural gas attributed to its Arctic Islands interest. This information has not been evaluated or prepared in accordance with applicable Canadian or U.S. oil and gas disclosure regulations and requirements (including Canadian National Instrument 51-101) and readers are cautioned not to unduly rely on such information as such estimates may not be comparable to estimates of oil and natural gas contingent resources or reserves made in accordance with Canadian or U.S. oil and gas disclosure regulations and requirements. However, in order to provide an informed response to Shareholders in respect of the Petro-Canada Offer, the Board of Canada Southern has provided this information and analysis to Shareholders as it was an important factor in the overall analysis undertaken by the Board in response to the Petro-Canada Offer. Use of Barrels of Oil Equivalent (boe) and bcf and bcfe Disclosure provided herein in respect to boe is based upon boe conversion ration of 6 mcf of natural gas to 1 bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and may not represent a value equivalency at the well head. The terms bcf and bcfe may be misleading, particularly if used in isolation. Non-GAAP Funds from operations, which is determined before changes in non-cash working capital, is used by the Company as a key measure of performance. Funds from operations does not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and therefore, may not be comparable with the calculation of similar measures for other companies. Funds from operations as presented is not intended to represent operation profits for the period nor should it be viewed as an alternative to cash provided by operation activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds from operations per share is calculated using the same share bases which are used in the determination of earnings per share. Competing Bids In light of the Petro-Canada Offer, the Company's Board of Directors and CIBC World Markets are actively soliciting competing bids that may provide greater shareholder value. There can be no assurance that a competing bid at a higher price than the Petro-Canada Offer will be made. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, transactions or proposals related to the Company might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law. Disclaimer

Key Messages 2005 - A Successful Year 2006 - Progress and Opportunities We believe we own 927 bcfe of The Arctic Islands Discovered Gas We believe Arctic Islands Development is Economically Viable Now Reject Petro-Canada's Unsolicited Tender Offer

2005 Highlights (compared to 2004) Financial ($000's, except per share amounts) 2005 % change Total revenues, net of royalties 18,411 27 Funds from operations 12,483 55 Funds from operations (per share) 0.86 54 Net Income 3,558 9 Net Income (per share) 0.25 9 Capital expenditures, net 23,267 102 Working capital 24,457 (30) Total assets 61,799 3 Total proved plus probable reserve value (discounted at 10%) 49,966 112 Operational Sales volume (boe/d) 1,104 (8) Operating netback ($/boe) 33.69 35 Total proved plus probable reserves (mboe) 2,275 39 Total land Gross (acres) 312,941 6 Net (acres) 95,860 19

Highlights (1Q 2006 vs 1Q 2005) Financial ($000's, except per share amounts) 1Q06 1Q05 % change Total revenues, net of royalties 3,709 3,037 22 Funds from operations 2,019 1,555 30 Funds from operations (per share) 0.14 0.11 27 Net Income (loss) (0.065) 0.108 (160) Net Income (loss) per share ( - ) 0.01 (100) Capital expenditures, net 4,361 9,883 (56) Working capital 22,116 26,437 (16) Total assets 62,911 62,412 1 Operational Sales volume (boe/d) 1,024 929 10 Operating netback ($/boe) 27.87 23.12 21

Business is Continuing Yukon, BC, and Alberta Operations 46 drilling locations identified or being evaluated 20 low risk shallow 26 medium risk multi-zone Plan to drill up to 15 wells during 2006 and early 2007 Third parties are interested in joint venturing Evaluating farm-out opportunities Kotaneelee L-38 continues to perform as expected Kotaneelee is 2/3 of our production

Focus - The Arctic Islands

Arctic Islands - Significant Discovery Licenses

Over 170 wells were drilled Extensive seismic coverage Extensive well test data is available Massive gas bearing structures were discovered Hecla and Drake Point are in the top 5 Canadian gas discoveries (81% of Canada Southern's Arctic discovered gas) Several studies suggest there is over 18 Tcf of discovered gas Geopolitically secure: North America supply Arctic Islands Discovered Gas

Petro-Canada Arctic Pilot Project (1980) and Polar Gas Project (1985) "Source: Panarctic Oils Ltd. "1984 Annual Report""

Canada Southern Discovered Gas - 927 bcfe (1) Our estimate is credible Based on Panarctic's 1986 reported Reserves Most comprehensive estimate (all seismic, well test data, and geological mapping) Independent third party engineering reserves consulting firm Used for submissions to Canadian regulatory authorities for development applications Compared to Canada Southern's historic reserve reports Independent third party engineering reserves consulting firm 927 bcfe - 5% of the total Arctic Island discovered gas Canada Southern Interest (1) See cautionary statement regarding disclosure of certain natural gas reserves and resources information in the Disclaimer Statement on Page 2

Arctic Islands LNG Development is Economically Viable Now Canadian Energy Research Institute (CERI) (1) performed an economic analysis of Arctic Islands development The CERI economic analysis demonstrates a 2014 startup is economically viable We believe an announcement of a development in the Arctic will occur in the near term (1) CERI "The economics of High Arctic Gas Development Expanded Sensitivity Analysis", January 2005

Petro-Canada tender offer is the opening bid for discovered Arctic Islands gas Canada Southern recognizes there is a wide range of risked values because of: Commodity price forecasts Development costs estimates Fiscal and regulatory terms Project timing Propensity to risk Canada Southern has no control of when Arctic Island development will occur Notwithstanding these risks, we believe the Petro-Canada offer does not reflect the strategic and economic value of Canada Southern's assets Petro-Canada Offer Fails to Reflect Strategic and Economic Value

Go Forward Plan Reject Petro-Canada's Tender Offer Continue discussions with interested parties Continue the business Grow assets - increase shareholder value Arctic Island discovered gas Familiarize markets about economic and strategic value Attract institutional investors that recognize the long term value Seek value maximizing opportunities for shareholders

Conclusions 2005 - successful 2006 - opportunities 927 bcfe - credible estimate of discovered Arctic Island gas Arctic Island LNG development is strategically and economically viable now "Go Forward Plan" continues to develop shareholder value Reject Petro-Canada Tender Offer

Canada Southern Petroleum Ltd. Annual General Meeting June 8, 2006